Exhibit (a)(1)(iv)

Form of Letter from the Company to Stockholders

in Connection with the Company’s Acceptance of Shares

PIMCO Capital Solutions BDC Corp.

650 Newport Center Drive

Newport Beach, CA 92660

[DATE]

[STOCKHOLDER NAME/ADDRESS]

Dear Stockholder:

This letter serves to inform you that PIMCO Capital Solutions BDC Corp. (the “Company”) has received and accepted for purchase your tender of shares of common stock, par value $0.001, in the Company (“Shares”).

In accordance with the terms of the tender offer, you will be issued payment in cash in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2025 (or such later date as may be determined by the Company if the tender offer is extended, the “Valuation Date”).

If you have any questions, please contact the Company’s Transfer Agent, Equiniti Trust Company, LLC, at 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660.

Sincerely,

PIMCO Capital Solutions BDC Corp.